David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

August 11, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Amendment No. 6 on Form S-1

Filed on August 4, 2008

File No. 333-137710

Dear Mr. Shuman:

In furtherance to my conversation on Friday with Ms. Katherine Wray, on behalf of Identica Holdings Corporation (the “Company”), we are filing with the Securities and Exchange Commission (the "Commission") amendment number 6 to the registration statement on Form S-1 (the "Amended Registration Statement") with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on August 4, 2008.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

1.

As we discussed, the Company will be responding to the Commission’s comments to its Amended Application for Confidential Treatment dated July 30, 2008 pursuant to a separate letter. Please note that in accordance with the Company’s response to such comments, Exhibit 10.12 is being filed with the Registration Statement in its entirety. The “Price List of Key Products” and the “Suggested List Price”, Exhibits A and Schedule C to Exhibits 10.20 and 10.13, respectively, are the subject of the amended confidential treatment request and such prices are therefore redacted from the respective Exhibit and Schedule; the exhibit index to the Registration Statement has been revised accordingly.

2.

Attached as Exhibit 5.1 to the Registration Statement is our legal opinion.

3.

The gross profit of $37,134 in the Consolidated Statements of Operations and Comprehensive Loss has been aligned to the proper column.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Securities and Exchange Commission

August 11, 2008

The Company truly appreciates the attention provided by the Commission to this filing.

Please address any further questions or comments to the undersigned at the above-referenced telephone number.  Thank you very much.

Very truly yours,

s/s David Lubin

David Lubin

cc: Ed Foster